Q2 and Half Year 2011Results
Joep van
Beurden,
CEO |
Will
Gardiner,
CFO
27 July 2011
Filed by CSR plc Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Zoran Corporation
Commission File No: 333-173590
th

Cautionary note regarding forward looking statements

This presentation contains, or may contain, ‘forward looking statements’ within the meaning of the US Private Securities Litigation Reform Act of 1995 in relation to CSR and Zoran Corporation (together, such companies and their subsidiaries, the “Combined Group”) and to the future financial and operating performance and outlook of CSR and the Combined Group, as well as other future events and their potential effects on CSR and the Combined Group. These forward-looking statements can be identified by words such as ‘believes’, ‘estimates’, ‘anticipates’, ‘expects’, ‘intends’, ‘may’, ‘will’, ‘plans’, ‘should’ and other similar expressions, including statements relating to: expected developments in our product portfolio, expected revenues, expected annualised operating costs savings, expected future cash generation, expected future design wins and increase in market share, expected incorporation of our products in those of our customers, adoption of new technologies, the expectation of volume shipments of our products, opportunities in our industry and our ability to take advantage of those opportunities, the potential success to be derived from strategic partnerships, the potential impact of capacity constraints, the effect of our financial performance on our share price, the impact of government regulation, expected performance against adverse economic conditions, the expected benefits of the contemplated transaction with Zoran Corporation, including the expected cost, revenue, technology and other synergies from the transaction, the expected impact  of the transaction for customers and end-users, business and management strategies and the expansion and growth of CSR’s and the Combined Group’s operations, potential synergies and potential savings resulting from the transaction with the Zoran Corporation,  and other expectations and beliefs of our management.
All forward looking statements are based upon numerous assumptions regarding CSR’s  and the Combined Group’s business strategies and the environment in which CSR and the Combined Group will operate and therefore involve a number of known and unknown risks, contingencies, uncertainties and other factors, many of which are beyond the control of CSR and the Combined Group.
Actual results and developments could differ materially from those expressed or implied by these forward looking statements as a result of numerous risks and uncertainties.  These factors include, but are not limited to: the ability to obtain governmental approvals of the transaction with Zoran Corporation or to satisfy other conditions to such transaction on the proposed terms and timeframe; the possibility that the transaction with Zoran Corporation does not close when expected or at all, or that the companies may be required to modify aspects of the transaction to achieve regulatory approval; the ability to realize the expected synergies or savings from the transaction in the amounts or in the timeframe anticipated; the potential harm to customer, supplier, employee and other relationships caused by the announcement or closing of the transaction; the ability to integrate Zoran’s businesses into those of CSR’s in a timely and cost-
efficient manner; the development of the markets for Zoran’s and CSR’s products; the Combined Group’s ability to develop and market products containing the respective technologies of Zoran and CSR in a timely and cost-effective manner; a continuing or worsening economic downturn, which could reduce demand for consumer products; risks associated with securing sufficient capacity from the third-parties that manufacture, assemble and test CSR’s and the Combined
Group’s products and other risks relating to CSR’s and the Combined Group’s fabless business model; declines in the average selling prices of CSR’s and the
Combined Group’s products; risks associated with existing or future litigation; costs associated with the development of new products in response to market demand; errors or failures in the hardware or software components of CSR’s and the Combined Group’s products; cancellation of existing orders or the failure to secure new orders; risks associated with acquiring and protecting intellectual property; risks relating to forecasting consumer demand for and market acceptance of CSR’s and the Combined Group’s products and the products that use CSR’s and the Combined Group’s  products; increased expenses associated with new product introductions, masks, or process changes; yields that CSR’s and the Combined Group’s subcontractors achieve with respect to CSR’s and the
Combined Group’s products; the cyclicality of the semiconductor industry; the potential for disruption in the supply of wafers or assembly or testing services due to changes in business conditions, natural disasters, terrorist activities, public health concerns or other factors; CSR’s and the Combined Group’s ability to manage past and future acquisitions; CSR’s and the Combined Group’s ability to protect its intellectual property; CSR’s and the Combined Group’s ability to attract and retain key personnel, including engineers and technical personnel; the difficulty in predicting future results; and other risks and uncertainties discussed in our latest Annual Report.
Each forward looking statement speaks only as of the date hereof. CSR does not undertake to release publicly any updates or revisions to any forward looking statements contained herein, otherwise than required by law.

Q2 and Half Year Overview Joep van Beurden, Chief Executive Officer

Q2 and half year results 2011: Agenda

Overview of Q2 performance
Joep van Beurden, CEO
Financial Review
Will Gardiner, CFO
Outlook
Joep van Beurden, CEO
Q&A
Joep van Beurden, CEO
Will Gardiner, CFO

Resilient business performance

Business resilient in increasing economic uncertainty
Strong underlying profitability
Increased gross margin reflecting shift in business mix
Audio & Consumer and Automotive both performing well
Stereo market showing strong growth
Automotive expected to benefit from the lifting of capacity constraints following completion of the move to second source supplier
Progress with new 40nm products
Zoran completion expected in Q3
At least 15% earnings accretive in 2012
Opportunities for new and existing products combining video & imaging with connectivity, location & audio
Integration planning well advanced

HBU Revenues
Millions
$200
$180
$160
$140
$120
$100
$80
$60
$40
$20
$0
$89.4
$68.3
$68.2
$175.2
$136.5
Q2 2010
Q1 2011
Q2 2011
H1 2010
H1 2011

Revenues $68.2m (Q2 2010: $89.4m)
24% decline (22% decline H1) reflecting
on-going weakness in certain segments of
the handset market
Revenues flat on Q1 2011
Key design wins in smartphones
SiRFstarIV GPS successfully launched in
Samsung GALAXY SII, market-leading
Android phone
Further design wins with ZTE and other
Asian OEMs
Next generation 40nm location platform
demonstrated
40nm Bluetooth/Wi-FI combo product
in final stages of development

Handset business

Audio & Consumer Revenues
Millions
$200
$180
$160
$140
$120
$100
$80
$60
$40
$20
$0
$71.2
$49.9
$69.2
$114.1
$119.2
Q2 2010
Q1 2011
Q2 2011
H1 2010
H1 2011

Audio & Consumer review
Revenues $69.2m (Q2 2010: $71.2m)
3% decline (4% increase H1) reflecting strong
comps in Q2 2010
39% increase over Q1 2011
Maintaining strong market leadership
Launched SR 8670 audio chip
Series of Tier One design wins headsets
Design wins and product highlights
Design wins for Bluetooth low energy
solutions for computer mice and keyboards
New design wins with tablet and PC suppliers
Design wins in cameras with Panasonic,
Canon and Fujifilm ramping

Auto & PND Revenues
Millions
$200
$180
$160
$140
$120
$100
$80
$60
$40
$20
$0
$60.1
$45.7
$56.5
$104.5
$102.1
Q2 2010
Q1 2011
Q2 2011
H1 2010
H1 2011

Automotive & PND review
Revenues $56.5m (Q2 2010: $60.1m)
6% decline (2.3% decline H1) due to capacity
constraints and weakness in Japanese vehicle
production
24% increase over Q1 2011
Multiple design wins in all areas of the auto
market across our four technologies
3 new Wi-Fi design wins, taking the total for the
division to 13 for CSR6000 family
4 lead customers for 40nm automotive
infotainment & navigation SOC
Major design win for SiRFatlasV SOC
CSR8311 auto-qualified and sampling with
key customers
Bluetooth low energy/Wideband Speech with HD
voice capabilities

Q2 and Half Year Financial Review Will Gardiner, Chief Financial Officer

Financial highlights
* Underlying
Gross margins* up 2.3% to 49.8%
Shift in business mix to higher margin products
Operating expenses* decreased 11%
Lower litigation, IP and employee costs
Strong Operating Profitability*
EBIT margin 12.5%
Strong cash flow generation from
operations of $31m

Underlying results are based on IFRS, adjusted for amortisation of intangibles (Q2 2011: $3.6m, Q2 2010: $3.4m), share option charges (Q2 2011: $1.3m, Q2 2010: $2.8m), acquisition fees, integration & restructuring costs (Q2 2011: $6.1m, Q2 2010: $nil), the unwinding of discount on litigation settlements (Q2 2011: $0.6m, Q2 2010: $nil) and loss on close period share buy back (Q2 2011: $0.3m, Q2 2010: $nil).
Underlying diluted earnings per share also adds back the tax effects associated with the above items, as well as the recognition of pre-acquisition losses (Q2 2011: $6.0m, Q2 2010: $nil).
Q2 2011 Q2 2010
Change Q2 2010
to Q2 2011
Revenue
$193.9m $220.7m (12.1%)
Underlying gross margin
49.8% 47.5% 2.3%
Underlying gross profit
$96.6m $105.0m (8.0%)
Underlying R&D expenditure $47.8m $52.3m (8.6%)
Underlying SG&A expenditure $24.5m $28.6m (14.3%)
Underlying operating profit
$24.2m $24.0m Stable
Operating margin
12.5% 10.9% 1.6%
Underlying diluted earnings per share
$0.09 $0.12 ($0.03)
Q2 financial highlights

Continuing shift in business mix Page 12 Handset Handset Handset Handset Auto & PND Auto & PND Auto & PND Auto & PND Audio & Consumer Audio & Consumer Audio & Consumer Audio & Consumer

49.8%
49.2%
48.7%
48.0%
47.5%
46.5%
Q1 2010
Q2 2010
Q3 2010
Q4 2010
Q1 2011
Q2 2011

Gross margin reflecting changing business mix Page 13

$100.0
$90.0
$80.0
$70.0
$60.0
$50.0
$40.0
$30.0
$20.0
$10.0
$0.0
SG&A
R&D
$28.6
$52.3
$27.7
$43.7
$32.5
$49.4
$30.7
$49.7
$24.5
$47.8
Q2 2010
Q3 2010
Q4 2010
Q1 2011
Q2 2011

Continued operational efficiency $ millions Q2 2010 and Q4 2010 included IP purchases Page 14

71
104
90
Q2 2010
Q1 2011
Q2 2011

41
38
35
Q2 2010
Q1 2011
Q2 2011

Working capital analysis Inventory Days Debtor Days Inventory related to product launches now unwinding Decrease due to increased cash collections Page 15

Strong operating cash flow
$m Q2 2011 Q2 2010 Change
Operating cash flow before working capital movements 24.0 29.6 (5.6)
Working capital movements 7.1 (5.1) 12.2
Cash generated by operations 31.1 24.5 6.6
Capex (7.6) (4.1) (3.5)
Free cash flow 23.5 20.4 3.1
Net Interest 0.1 0.1 -
Purchase of investment (2.5) - (2.5)
Taxation - 0.1 (0.1)
Purchase of treasury shares (22.3) - (22.3)
Proceeds of issue of share capital 0.7 0.9 (0.2)
Dividends paid (11.0) - (11.0)
Net increase/(decrease) in cash and cash equivalents (11.5) 21.5 (33.0)
Cash and cash equivalents at  beginning of period 400.8 408.1 (7.3)
Effect of foreign exchange rate changes (0.9) (0.5) (0.4)
Cash and cash equivalents at end of period 388.4 429.1 (40.7)

Q2 and Half Year Summary and Outlook Joep van Beurden, Chief Executive Officer

Zoran update
Broadens the range of our technologies, markets and
our customer base
Addresses the rapidly growing market for connected,
location-aware multimedia devices such as Automotive
infotainment, digital cameras and digital TVs
Financially attractive: more that 15% accretive in 2012
Integration planning well underway
Expected to close in Q3 2011

Key Messages for the Quarter
2011 Outlook
Businesses remain diversified
and resilient in the face of
increasingly uncertain economic
conditions
Merger with Zoran expected to
complete in Q3
Normal seasonality expected for
H2 2011
Q3 revenue range $200m to
$220m

Q&A

Additional Information and Where to Find It
This presentation may be deemed to be solicitation material in respect of the proposed merger involving CSR and Zoran. In connection with the proposed merger, CSR has filed with the US Securities and Exchange Commission (the "SEC") an amended registration statement on Form F-4 (the “Amended
Registration Statement”) containing an amended proxy statement/prospectus (the “Proxy Statement/Prospectus”) for the stockholders of Zoran. Each of
CSR and Zoran intends to file other documents with the SEC regarding the proposed merger. The definitive Proxy Statement/Prospectus will be mailed to stockholders of Zoran. WE URGE INVESTORS TO READ THE PROXY STATEMENT/PROSPECTUS AND THE AMENDED REGISTRATION
STATEMENT (INCLUDING ANY SUPPLEMENTS THERETO) AND ANY OTHER RELEVANT DOCUMENTS THAT CSR OR ZORAN FILE WITH THE
SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Stockholders may obtain, free of charge, copies of the Proxy Statement/Prospectus and Amended Registration Statement, and any other documents filed by Zoran and CSR with the SEC in connection with the Transaction at the SEC's website at http://www.sec.gov and at Zoran's website at www.zoran.com and CSR's website
www.csr.com.
Important Additional Information regarding Solicitation of Zoran Proxies
Zoran and its directors and certain executive officers and CSR, its directors and officers may be deemed to be participants in the solicitation of proxies from stockholders in connection with the approval of the Transaction. CSR has filed an amended Proxy Statement/Prospectus and the Amended
Registration Statement with the SEC in connection with the solicitation of proxies to approve the proposed merger. Information regarding the names of
Zoran's directors and executive officers and their respective interests in Zoran by security holdings or otherwise is set forth in Zoran's proxy statement relating to the 2010 annual meeting of stockholders, which may be obtained free of charge at the SEC's website at http://www.sec.gov and Zoran's website at
http://www.zoran.com.
Information about CSR's directors and executive officers is set forth in CSR's annual report on Form 20-F for the financial period ended 31 December 2010, which may be obtained free of charge at the SEC's website at http://www.sec.gov and at CSR's website at
www.csr.com.
Additional information regarding the interests of such potential participants is included in the amended Proxy Statement/Prospectus and the Amended Registration Statement and other relevant documents to be filed with the SEC in connection with the solicitation of proxies to approve the proposed merger.